May 30, 2008

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, North East

Washington, D.C.  20549

Re:

Kenneth Cole Productions, Inc.

File No. 1-13082

Form 10-K, for the year ended December 31, 2007

Dear Mr. Reynolds:

On behalf of Kenneth Cole Productions, Inc. (the “Company”), I am writing in response to the comments contained in the SEC Staff’s letter dated May 13, 2008 with respect to the above referenced Form 10-K.  To facilitate your review of this letter, we numbered the responses set forth below to correspond to the numbering of the staff’s letter.

1.

Management’s Discussion and Analysis

Please provide a discussion of the losses on the auction rate securities as they appear to represent a recurring trend as well as your accounting for these losses in Management’s Discussion and Analysis and the Critical Accounting Policies and Estimates Section.

I respectively advise the Staff that as outlined in Note 1, “Summary of Significant Accounting Policies” and further discussed in Note 4, “Investments” in the 2007 Audited Financial Statements, the Company disclosed the breakdown of its investments between Marketable Securities and Other Investments.  The Marketable Securities consisted entirely of auction rate securities, for which the Company disclosed a write down of approximately $300,000 for an other - than - temporary impairment.  The amount was recognized as a loss in the Company’s Consolidated Statements of Income under the caption of “Interest and Other Income, net”.  The Company reviews its investments for other - than - temporary impairment whenever the fair value of its investment is less than the amortized cost and evidence indicates that an investment’s carrying value may not be recoverable within a reasonable period of time.  In the Company’s evaluation of its auction rate securities at December 31, 2007, it considered its ability and intent to hold the auction rate securities until the market price recovers, the reasons for the decline in fair value, the duration of the decline in fair value and expected future performance.

The write down was not discussed in Management’s Discussion and Analysis due to the insignificant amount of the investment compared with the Company’s total assets and the amount of the loss on these investments compared with the Company’s revenues and pre-tax income for the year ended December 31, 2007.  During the first quarter of 2008, the Company incurred additional losses on its auction rate securities of approximately $600,000 that it discussed and disclosed in its Footnotes as well as Management’s Discussion and Analysis in its Form 10-Q as filed on May 9, 2008.  In future filings, the Company will continue to discuss and disclose the amount of any losses to the auction rate securities in both the financial statements and Management’s Discussion and Analysis.

2.

Note 4 – Investment, page F-14

Tell us and revise to disclose how you determined the fair value of the auction rate securities and describe each input reviewed in this process.

I respectively advise the Staff that the fair value of auction rate securities was derived from third party monthly statements received directly from the Company’s investment banker, Lehman Brothers.  Furthermore, management inquired and discussed with Lehman Brothers the underlying inputs that were considered in the methodology they used to determine the fair value of the auction rate securities.   The primary variables used and reviewed in the pricing model are risk premium, assumed work out date (i.e. estimated redemption date by the underlying issuer) and the investment coupon rate.  Additional discussions and review related to the market valuation process were held with Lehman Brothers in connection with the preparation of the Company’s first quarter 2008 financial statements.  The Company will include details in its future filings with regard to the methodology of determining the fair value of the Company’s auction rate securities and will disclose any changes thereof.  At this time the Company does not deem necessary filing an amended Form 10-K.

3.

Note 4 – Investment, page F-14

Please tell us whether any portion of the unrealized loss on available-for-sale securities was related to the auction rate securities.  If so, tell us and revise to explain how you determined the amount of loss accounted for as other-than-temporary and the amount accounted for as a temporary loss.

I respectively advise the Staff that no portion of the unrealized loss on available-for-sale securities was related to the auction rate securities.  The unrealized losses disclosed in the Audited Financial Statements for the year ended December 31, 2007 related to common stock equity securities, which are traded on public stock exchanges and therefore have a readily determinable fair value.

4.

Schedule 14A:

 Compensation Discussion and Analysis, page 14

While you list the fiscal 2007 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive compensation.  Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Your supplemental response should address your targets for the 2007 fiscal year, as disclosed in the definitive proxy statement filed on April 18, 2008.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402 (b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

I respectively advise the Staff that future filings will disclose the specific performance targets to be achieved for Named Executive Officers to earn their annual incentive compensation.

The supplemental response below includes, where appropriate, what our revisions would look like:

Bonus:  The Company maintains an annual bonus plan to provide for performance-based compensation set by the Compensation Committee under the Kenneth Cole Productions, Inc. 2004 Bonus Plan, as approved by the Company’s shareholders.  The annual bonus, referred to as non-equity incentive plan compensation in the Summary Compensation Table, is designed to encourage and reward the achievement of corporate, divisional and individual goals.  The annual bonus for each Named Executive Officer is based upon the achievement of Company, individual and/or divisional performance goals set at the beginning of each fiscal year.  Corporate goals may include earnings per share, net income/operating profit, net revenues, return on investment, operating cash flow or any combination thereof.  Divisional goals may include sales or revenues, gross margin and divisional operating results or any combination thereof.  Individual goals may include executing strategies to support the Company’s vision, developing people and driving operational excellence or any combination thereof.

During 2007, the performance goals set for Mr. Cole and Mr. Edelman consisted both of corporate goals and individual goals, weighted two-thirds corporate goals and one-third individual goals. The performance goals set for Mr. DeVirgilio, Mr. Olicker and Mr. Jakubowski consisted of corporate, divisional and individual goals, weighted equally one-third each.  All of the Named Executive Officers’ target bonuses were set at 50% of their annual base salaries, except for Mr. Cole whose target bonus was set at 200% of his base salary.

The corporate performance goals for each Named Executive Officer for 2007 were based on the Company’s achievement, on a fully diluted basis, of certain levels of earnings per share (“EPS”). Two EPS targets were set for 2007 at $1.15 and $1.35.  Half of the target bonus attributable to the corporate aspect of the performance goals was eligible to be paid out upon achievement of $1.15 EPS and the full amount for the achievement of $1.35 EPS.

Divisional performance goals set for the Named Executive Officers for 2007 were based on the specific divisions the Named Executive Officer had responsibility over.  All divisional operating income is based on income before allocation of corporate general and administrative expenses.  No divisional performance goals were established for Mr. Cole or Mr. Edelman as their responsibilities were not directly tied to a specific division or operating unit.  Mr. DeVirgilio’s 2007 divisional performance goals were based on the achievement of royalty revenues, with two targets of (i) $44 million and (ii) $46 million, and operating profits, with one target of $3 million for the international royalty division within the licensing segment.  One-third of the target bonus attributable to Mr. DeVirgilio’s divisional performance goals was eligible to be paid out upon achievement of each target.  Mr. Olicker’s 2007 divisional performance goals were based on the achievement of operating income and gross margin for the wholesale segment.  The operating income targets were the achievement of $61 million and $65 million in operating income, while the gross margin targets were $110 million and $112 million.   One-quarter of the target bonus attributable to Mr. Olicker’s divisional performance goals was eligible to be paid out upon achievement of each target.  Mr. Jakubowski’s 2007 divisional performance goal was based on the achievement of certain licensee sales.  Two sales targets were set for 2007 at (i) $440 million and (ii) $475 million.  Half of the target bonus attributable to Mr. Jakubowski’s divisional performance goals was eligible to be paid out upon achievement of the $440 million sales target and the full amount for the achievement of the $475 million sales target.

Individual performance goals set for the Named Executive Officers for 2007 were based upon executing strategies to support the Company’s vision, developing people and driving operational excellence or any combination thereof.  Mr. Cole’s goals included prioritizing a process to increase product speed to market initiatives across the Company’s business units, improving teamwork throughout the Company and to implement succession planning of the Company’s key management positions.  Mr. Edelman’s goals included the enhancement of the budget process, succession planning, and the execution of cost containment measures.   Mr. Devirgilio’s goals were to align each of the Company’s licensees with the Company’s brand strategy, explore international expansion opportunities and identify alternative distribution channels.  Mr. Olicker’s goals were to improve sourcing infrastructure, evaluate retail price points among the Company’s brands within the wholesale segment and further develop the mid-tier distribution channel.  Mr. Jakubowski’s goals were the transition of men’s apparel from a licensing arrangement to an in-house operation, consistent communication of the Company’s message to department store retailers, to provide greater design direction to the Company’s consumer direct divisions and broaden the distribution of key apparel and accessory classifications.

In 2007, no portion of the target bonuses were awarded for corporate performance to each Named Executive Officer, as the Company did not achieve the EPS target of at least $1.15.  Mr. DeVirgilio received approximately 44% of his target bonus, 33% from the achievement of his individual goals and 11% from achieving one-third of his divisional performance goal within the licensing segment. The remaining Named Executive Officers were awarded one-third or less of their target bonus by the Compensation Committee for their individual performance.  These amounts are included in the “Summary Compensation Table” under the “Non-Equity Incentive Plan Compensation” caption. The Compensation Committee did not award any discretionary bonuses for 2007.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility.  The Company acknowledges that the Staff’s comments or changes to its disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings.  The Company also acknowledges that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David P. Edelman

David P. Edelman

Chief Financial Officer and Treasurer

Enclosures

cc:

Jill Granoff, Chief Executive Officer

Phil Peller, Audit Committee Chairman

Roger Savell, E&Y engagement audit partner

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